UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Orchard Therapeutics Plc
(Name of Issuer)

American Depository Shares
(Title of Class of Securities)

68570P101
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68570P101
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zentree Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 15,960,561
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 15,960,561

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,960,561
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.598%
12	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 68570P101
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard Magides
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 15,960,561
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 15,960,561

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,960,561
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.598%
12	TYPE OF REPORTING PERSON (see instructions) IN

Item 1(a).	Name of Issuer:

Orchard Therapeutics Plc

Item 1(b).	Address of Issuer’s Principal Executive Offices:

108 Cannon Street

London, United Kingdom

Item 2(a).	Name of Person Filing:

Zentree Investments Limited

Richard Magides

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Zentree Investments Limited

C/o Zentree Investment Management Pte

18 Robinson Road

Level 15-01

Singapore 048547

Citizenship: The Cayman Islands

Richard Magides

C/o Zentree Investment Management Pte

18 Robinson Road

Level 15-01

Singapore 048547

Citizenship: British

Item 2(c).	Citizenship:

Zentree Investments Limited Citizenship: The Cayman Islands

Richard Magides Citizenship: British

Item 2(d).	Title of Class of Securities:

American Depository Shares

Item 2(e).	CUSIP Number: 68570P101

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

As of the close of business on December 31, 2022, Zentree Investments Limited (“Zentree”) and Richard Magides beneficially owned a total of 15,960,561 American Depository Shares of the Issuer, representing 15,960,561 ordinary shares nominal value £0.10 per share. Of this amount Zentree owns 6,773,947 shares and Mr. Magides owns 9,186,614 shares. Richard Magides is the director of Zentree Investments Limited and may be deemed to have shared voting control and investment discretion over securities owned by Zentree.

(b) Percent of Class:

As of the close of business on December 31, 2022 Zentree and Mr. Magides may be deemed to have beneficially owned 15,960,561 American Depository Shares of the Issuer outstanding (see Item 4(a) above). This percentage was calculated based on 126,689,717 ordinary shares, nominal value £0.10 per share, outstanding as of November 10, 2022 as per the Issuer’s Form 10-Q for the quarter ended September 30, 2022.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

-0-

(ii) Shared power to vote or to direct the vote

15,960,561 (See Item 4(a))

(iii) Sole power to dispose or to direct the disposition of

-0-

(iv) Shared power to dispose or to direct the disposition of

15,960,561 (See Item 4(a))

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2023	Zentree Investments Limited

/s/ Richard Magides
	Name:	Richard Magides
	Title:	Director